



SECURITIES AND EXCHANGE COMMISSION

12063093

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. SECURITIES INTL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 BROADWAY SUITE 1017
(No. and Street)

NEW YORK (City) NEW YORK (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM COPPA 212-227-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE (Address) DEER PARK (City) NEW YORK (State) 11729 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 1/23 DD 1/23 DD 1/24

OATH OR AFFIRMATION

I, WILLIAM COPPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. SECURITIES INTL CORP., as of SEPTEMBER 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS F. SULLIVAN
Notary Public, State of New York
No. 01SU6025131
Qualified in Nassau County
Commission Expires May 24, 20 15

Notary Public

Signature

TREASURER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:
PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

To the Board of Directors of
US Securities International Corp.
New York, New York

Gentlemen:

We have audited the accompanying statement of financial condition of US Securities International Corp. as of September 30, 2012 and the related statements of income, changes in stockholders'' equity, and cash flows for the twelve months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis of designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of US Securities International Corp. as of September 30, 2012 and the results of its operations and its cash flows for the twelve months then ended in conformity with generally accepted accounting principles generally accepted in the United states of America, the rules of the Securities and Exchanges Commission, and the rules of the Public Accounting Oversight Board.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky.

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
December 6, 2012

U.S. SECURITIES INTERNATIONAL CORP.

BALANCE SHEET

SEPTEMBER 30, 2012

ASSETS

Current Assets:

Cash and cash equivalents	$ 116,779
Due From Broker	64,601
Securities	2,010,960
Advances to employees	267,556
	$ 2,459,896

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable and Accrued Expenses	$ 31,238
Deferred taxes payable	502,740
	$ 533,978

Stockholders' Equity:

Common Stock, **$1.00 par value**	
Nonvoting, authorized 10,000 shares; issued and outstanding 86 shares	86
voting, authorized 10,000 shares; issued and outstanding 6 shares	6
Retained Earnings	417,731
Accumulated other comprehensive income	1,508,095
	1,925,918
	$ 2,459,896

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP..

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2012

Revenue:	
Commissions	$ 512,905
Interest & Dividends	35,478
Gain on Sale of Securities	238,895
Other Income	19,256
	806,534
Expenses	812,002
Net Loss Before Provision for Income Taxes	(5,468)
Income Tax Provision (benefit)	30,627
Net Income from operations	25,159
Other comprehensive income (net of taxes)	94,106
Net profit	$ 119,265

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP..

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2012

Cash Flows from Operating Activities:	
Net (Loss)	$ 119,265
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in operating assets	
(Increase) in due from broker	(2,434)
(Increase) in advances to employees	(63,779)
(Decrease) in income taxes payable	(22,000)
(Decrease) in accrued expenses	(10,140)
Net cash (used in) operating activities	$ 20,912
Cash Flows from Investing Activities:	
(Increase) in market value of securities	(106,740)
Increase in deferred taxes	31,410
Net cash (used in) investing activities	(75,330)
Net (Decrease) Increase in cash	(54,418)
Cash at beginning of year	171,197
Cash at end of year	$ 116,779

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP..

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2012

	Common Stock (non-Voting)	Common Stock (voting)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at October 1, 2011	$ 86	$ 6	$392,572	$1,413,989	$1,806,653
Net Income	-	-	25,159		25,159
Other comprehensive income					
Unrealized gain in securities, net of deferred taxes				94,106	94,106
Balance at September 30, 2012	$ 86	$ 6	$417,731	$1,508,095	$1,925,918

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

NOTE 1--Business and Summary of Significant Accounting Policies

U.S. Securities International Corp. (the "Company') was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is a member of the Chicago Board Options Exchange (CBOE).

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2)(ii).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

The Company records all securities transactions, including commission revenue and related expenses, on a settlement-date basis. There is no material difference between settlement date and trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as short-term deposits. Cash and cash equivalents consist primarily of cash and money market funds held primarily at two major financial institutions.

Other Comprehensive income (loss)

The Company presents other comprehensive income in accordance with ASC Section 220, Comprehensive Income. This section requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of position. The Company reports its unrealized gains and losses on investments in securities, net of deferred taxes, as other comprehensive income (loss) in its financial statements.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

NOTE 1--(cont.)

Assets and liabilities measured at fair value

The Company uses the following hierarchy to prioritize the inputs used in measuring fair value in accordance with SFAS No. 157, Fair Value Measurements.

Level 1 - Quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted market prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Financial instruments including cash and cash equivalents, marketable securities, accounts payable and accrued expenses are carried in the financial statements at amounts that approximate fair value at September 30, 2012. Investments were valued using Level 1 inputs.

NOTE 2-- Receivable from and Deposit with Clearing Broker

The Company's clearing operations are provided by a nationally recognized clearing broker. At September 30, 2012 the amount receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services.

The same clearing broker acts as custodian for money market mutual fund shares.

NOTE 3- Investment in Marketable Securities

Investments are classified as available-for-sale according to the provisions of ASC Section, 320, Investments - Debt & Equity Securities. Accordingly, the investments in marketable securities are carried at fair value with unrealized gains and losses reported separately in other comprehensive income. Realized gains and losses are calculated using the original cost of those investments.

In June 2010, the Company received 80,000 shares of CBOE holding Corp. in place of its previously held membership exchange seat when the CBOE completed its initial public offering The Company originally valued the CBOE membership exchange seat at $1 when it was received in 1974 from Fidelity Management and Research Company. The Company basis in the CBOE shares is similarly $1.

On June 28, 2000 & January 18, 2001 the Company received 1,500 shares of NASDAQ common stock at an average price of $12.60 per share, or $18,900.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

NOTE 3- Investment in Marketable Securities (cont):

The carrying amounts of investments in marketable securities as shown in the balance sheet and their approximate market values at September 30, 2012 were as follows:

Investments in marketable securities, at cost	$ 1
Net unrealized gain	2,010,959
Investments in marketable securities, at market	$ 2,010,960

NOTE 4 -- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of September 30, 2012 the Company had net capital of $1,588,280 which was $1,552,664 in excess of the minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 2.97 to 1.

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3. Under its clearing agreement, the Company could ultimately be held liable for the non-performance of its customers.

NOTE 5 -- Commitments And Contingent Liabilities

Lease

By agreement the original lease dated September 30, 2003 was amended extending the term of the original lease for 5 years commencing on December 1, 2008 and expiring on November 30, 2013. The lease requires monthly payments of $6,128 per month throughout the lease. The lease is subject to escalations based on taxes and other costs. At September 30, 2012, future minimum payment are as follows:

2012	$ 73,536
2013	12,256

Rent expense for the year ended September 30, 2011 under this lease, amounted to $82,293. The difference between the actual rent expense incurred by the Company and the minimum annual rental payments as reported in the prior year's financial statements is due to real estate and porter wage escalation charges.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

NOTE 6 -- Related party transactions,

At September 30, 2012 the Company advanced funds $267,556 to its employees. These advances do not bear interest.

The Company rents property on a monthly basis from a firm owned by an executive officer and shareholder of the Company, for the purpose of record retention and data security. For the year ended September 30, 2012., such rental payments aggregated $18,000 and are included in operations.

NOTE 7-- Income Taxes

There is no provision for income tax for the year ended September 30, 2012. The Company has net operating losses greater than its income

Deferred income tax provision:	
Federal	$ 502,740
Deferred income tax provision - prior period	471,330
Deferred income tax provision - current period	$ 31,410

Deferred tax liabilities are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The Company's deferred tax liabilities are primarily a result of an unrealized gain on the shares of CBOE received in an IPO in June, 2010, which is not taxable to the Company until such shares are sold.

The deferred income tax provision provided above is netted against the unrealized gain that is reflected as accumulated other comprehensive income.

The Company files its tax returns on a June 30 fiscal year. For the year ending June 30, 2012, the Company incurred corporate taxes of $ 2,483, which was based on minimum and alternative tax rates imposed by state and local governments.

U.S. SECURITIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

NOTE 9-Pension Plan

The Company has a qualified, self-directed, defined contribution pension plan covering employees. For the year ended September 30, 2012, the Company contributed $ 88,839 to the plan, an amount equal to 25% of each participant's compensation for the period October 1, 2011 through September 30, 2012.

NOTE 10 -- Off Balance Risk

Pursuant to a clearing agreement, the Company introduces all its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying transactions introduced by the Company and must maintain, at all times, net capital of not less than $5,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 -- Concentration of Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 12 — Subsequent Events

Management has evaluated all subsequent events through-December 6, 2012 the date that these financial statements were available to be issued.



SUPPLEMENTARY INFORMATION

U.S. SECURITIES INTERNATIONAL CORP..

COMPUTATION OF NET CAPITAL

YEAR ENDED SEPTEMBER 30, 2012

Computation of Net Capital:

1.	Total Ownership Equity	$1,925,918
2.	Add: Other Allowable Credits	
	Deferred taxes payable	502,740
		$2,428,658
3.	Less: Ownership Equity not allowed for net capital	267,556
		2,161,102
4.	Less: Haircuts on Securities	572,822
.	Net Capital	$1,588,280

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	35,616
2.	Minimum Dollar Net Capital	5,000
3.	Net Capital Requirement	35,616
4.	Net Capital	1,588,280
5.	Excess Net Capital	$1,552,664

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 533,978
7.	Non Aggregate Indebtedness Liabilities	-
		$ 533,978

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP..

RECONCILIATION OF NET CAPITAL

YEAR ENDED SEPTEMBER 30, 2012

Audited Net Capital	$ 1,588,280
Net Capital per Focus Part IIA	$ 1,592,673
Difference	4,393

Due from clearing broker	$ 3,616
Advances to employees	(30,079)
Accrued expenses	(7,952)
Haircuts	64
Prior period adjustment	244
Tax accrual	38,500
	$ 4,393

"See Accompanying Notes and Accountants' Report"

U.S. SECURITIES INTERNATIONAL CORP..

EXPENSES

YEAR ENDED SEPTEMBER 30, 2012

Clearing Charges	$ 106,350
Compensation	410,914
Regulatory Fees	10,396
Sales and Marketing	68,256
Communications	18,684
Occupancy	82,293
Insurance	18,615
Execution Fees	36,032
Professional Fees	29,461
Operations	31,001
	$ 812,002

See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

December 5, 2012

U.S. Securities International Corp..
New York, New York

In planning and performing our audit of the financial statements of US Securities International Corp. (the "Company") as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2.Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3.Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a significant deficiency. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of U.S. Securities International Corp. as of and for the year ended September 30, 2012, and this report does not affect our report thereon dated December 6, 2012. During the course of our audit, we noted that the Company prepared its focus filing before completing its all quarterly journal entries. These errors could result in significant misstatements in the focus filing and general ledger accounts. For the year ended September 30, 2012 no significant errors were found

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives, except for the material weakness noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
December 6, 2012

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

To the Board of Directors
US Securities International Corp.
New York, New York

We have examined the financial statements of US Securities International Corp as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of September 30, 2012 and have issued a report thereon dated December 6, 2012. In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of US Securities International Corp for the year ended September 30, 2012. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period October 1, 2011 to September 30, 2012, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of US Securities International Corp taken as a whole.

Very truly yours,

Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
December 6, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

018118 CBOE SEP
U S SECURITIES INTL CORP
120 BROADWAY STE 1017
NEW YORK NY 10271-1095

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
WM COPPA 212-227-0800

2. A. General Assessment (item 2e from page 2) $ 1410.93

B. Less payment made with SIPC-6 filed (**exclude interest**) (780.27)
4/16/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 630.66

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 630.66

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 630.66

H. Overpayment carried forward $( )

3. *Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):*

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

US Securities INTL. CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18th day of October, 2012.

Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

5595

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2011
and ending 9/30/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 752,638

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. __________

(2) Net loss from principal transactions in securities in trading accounts. __________

(3) Net loss from principal transactions in commodities in trading accounts. __________

(4) Interest and dividend expense deducted in determining item 2a. __________

(5) Net loss from management of or participation in the underwriting or distribution of securities. __________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. __________

(7) Net loss from securities in investment accounts. __________

Total additions 752,638

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companiés or insurance company separate accounts, and from transactions in security futures products. __________

(2) Revenues from commodity transactions. __________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. __________

(4) Reimbursements for postage in connection with proxy solicitation. __________

(5) Net gain from securities in investment accounts. 188,269

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. __________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). __________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $__________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $__________

Enter the greater of line (i) or (ii) __________

Total deductions 188,269

2d. SIPC Net Operating Revenues $ 564,369

2e. General Assessment @ .0025 $ $1410.93

(to page 1, line 2.A.)

U.S. SECURITIES INTERNATIONAL CORP..

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED SEPTEMBER 30, 2012

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